September 13, 2013	Philip T. Colton Direct Dial: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

Filed via EDGAR

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention:      Stephen Krikorian – Accounting Branch Chief

Morgan Youngwood – Staff Accountant

RE:         Navarre Corporation

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed May 29, 2013

File No. 000-22982

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. f/k/a Navarre Corporation, a Minnesota corporation (the “Company”) and with the Company’s permission, we respond to the Staff’s letter dated September 5, 2013. This letter includes the Staff’s comments in bold with the Company’s responses below, which responses correspond with the headings and comment numbers in the Staff’s letter.

Liquidity and Capital Resources, page 29

1.

Your discussion of cash flows from operating activities appears to be a recitation of the changes in line items and other information evident from your financial statements. Please tell us your consideration of providing enhanced disclosure that focus on the primary drivers of and other material factors necessary to an understanding of your underlying cash flows and indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) and inventory turnover at each balance sheet date and the impact it has on your cash flows. We refer you to FRC 501.13(b)(1).

Company Response: The Company will expand its discussion in future filings to include primary drivers of and other material factors necessary to an understanding of the Company’s underlying cash flows, indicative value of historical cash flow, and changes in working capital, including consideration of day’s sales outstanding, day’s payable outstanding and inventory turnover. The Company will continue to assess material changes in working capital and provide expanded analysis if necessary to the understanding of our overall liquidity and cash flows.

Suite 3500 | 225 South Sixth Street | Minneapolis, MN 55402 | Main:(612) 604-6400 | Fax:(612) 604-6800 | www.winthrop.com | A Professional Association

Securities and Exchange Commission

September 13, 2013

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

2.

We note from your disclosures on page 86 that your service revenue arrangements contain multiple service elements, such as web implementation and migration, web site support, e-commerce services and additional services. Please clarify your disclosures that indicate under the provisions of ASC 605, the deliverables are regarded as one unit of accounting and the revenue recognition pattern is determined for the combined unit. In this respect, explain why you consider the deliverables as a single unit of accounting when web site implementation and migration revenues are deferred and recognized ratably over the term of the arrangement, but the revenues from the remaining service elements are recorded on a monthly basis as the services are provided. Describe how the quote monthly fees are determined. Indicate whether these fees are recognized in full in the month that the fee is quoted or whether the fee is amortized over the remaining term of arrangement.

Response: The Company acknowledges the Staff’s comment and will revise its revenue recognition policy statement disclosure in future filings. For your reference, we have included in this response letter the revised disclosure of the Company’s revenue recognition policy statement:

“Revenue Recognition

All customer revenues are recorded net of discounts and allowances provided to customers. Revenue recognition varies by segment based on nature of the business and contractual terms and conditions.

Distribution Segment. Revenue for the Distribution Segment is recognized on products shipped, including consigned products owned by the Company, when title and risk of loss transfers, delivery has occurred, the price to the buyer is determinable and collectability is reasonably assured. Under certain conditions, the Company permits its customers to return or destroy products. The Company records a reserve for sales returns, product destructions and allowances against amounts due to reduce the net recognized receivables to the amounts the Company reasonably believes will be collected. These reserves are based on the application of the Company’s historical or anticipated gross profit percent against average sales returns and product destructions, sales discounts percent against average gross sales and specific reserves for marketing programs.

Securities and Exchange Commission

September 13, 2013

The Company’s distribution customers, at times, qualify for certain price protection benefits from the Company’s vendors. The Company serves as an intermediary to settle these amounts between vendors and customers. The Company accounts for these amounts as reductions of revenue with corresponding reductions in cost of sales.

Service revenues within the Distribution Segment are recognized upon delivery of the services.  The Company records amounts received from distribution customers for out-of-pocket expenses, primarily freight and supplies, as revenue and the associated expense as a cost of sales.

E-Commerce and Fulfillment Services Segment. Revenue for the E-Commerce and Fulfillment Services Segment is recognized based on terms of service within the contract with the customer. A portion of the Company’s service revenue arrangements includes upfront service elements, such as web implementation and migration, and recurring service elements such as web site support, e-commerce fulfillment services, and additional services.  Upfront contract service fees such as web site implementation and migration, are deferred and recognized ratably over the term of the arrangement, generally three years, beginning when delivery of recurring services has occurred. Costs associated with the upfront contract service fees are deferred and recognized ratably over the term of the arrangement, consistent with the recognition of revenues. Recurring contract service elements are recognized as the services are performed.  Each contract is typically accounted for as one unit of accounting.”

Note 8. Inventories, page 96

3.

Please tell us how your inventory valuation policy complies with the guidance in SAB Topic 5 (BB) and ASC 330-10-35-14. That is, inventory reserves should establish a new cost basis and, therefore, reserve balances as of the year-end should not be reflected in a separate account. In addition, if any of this inventory is resold in subsequent periods, please ensure that your results of operations within the MD&A disclosures adequately describe the impact on your gross profit.

Response: The Company will revise its disclosure in future filings to apply the reserve balance against the components of its inventory. If subsequent period sales of resold inventory are significant to realized gross profit, the Company will disclose the impact within the discussion of the results of operations in the MD&A disclosures.

Securities and Exchange Commission

September 13, 2013

Note 17. Income Taxes, page 101

4.	Please explain your consideration of separately disclosing income before income tax expense for both domestic and foreign operations. We refer you to Rule 4-08(h) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment and in future filings will include a table separately disclosing domestic and foreign income from continuing operations before taxes.

5.

Please tell whether you have any undistributed earnings from foreign subsidiaries and if so, please tell us your consideration of disclosing the amount of undistributed earnings and the unrecognized deferred tax liability related to the undistributed earnings. We refer you to ASC 740-30-50-2.

Response: The Company acknowledges the Staff’s comment and advises the Staff that it does not consider any foreign earnings as permanently reinvested in foreign jurisdictions and it does record deferred tax liabilities for temporary differences related to foreign operations as required under ASC 740. In future filings, the Company will expand its disclosures to specify that it provides deferred taxes for unrepatriated earnings in foreign jurisdictions.

6.	Please tell us your consideration of including a description of the tax years that remain subject to examination by foreign tax jurisdictions. We refer you to ASC 740-10-50-15(e).

Response: The Company acknowledges the Staff’s comment and advises the Staff that its only significant jurisdiction outside of the United States is Canada. In future filings, the Company will disclose open examination periods for its tax returns in Canada.

Note 23. Business Segments, page 107

7.	Please clarify whether the amount of revenues attributable to any individual foreign country are material. We refer you to FASB ASC 280-10-50-41.

Response: The Company acknowledges the Staff’s comment and advises the Staff that all of the International revenues are related to its Canadian operations. In all future filings, the Company will revise its presentation to replace the row label “International” with “Canada.” In several places in Item 1 “Business” and Item 7 “Management Discussion and Analysis of Financial Condition and Results of Operations” we note that the Company “distributes to nearly 31,000 retail and distribution center locations throughout the United States and Canada.”

Securities and Exchange Commission

September 13, 2013

The Company’s written statement requested by the SEC Comment Letter is attached hereto as Exhibit A.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc:       Ryan F. Urness (Speed Commerce, Inc.)

Terry J. Tuttle (Speed Commerce, Inc.)

Exhibit A

[SPEED COMMERCE LOGO]

September 13, 2013

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention:      Stephen Krikorian – Accounting Branch Chief

Morgan Youngwood – Staff Accountant

RE:         Navarre Corporation

Form 10-K for the Fiscal Year Ended March 31, 2013

Filed May 29, 2013

File No. 000-22982

Ladies and Gentlemen:

In connection with the response to the U.S. Securities and Exchange Commission (the “Commission”) letter dated September 5, 2013, to Speed Commerce, Inc. f/k/a Navarre Corporation (the “Company”), the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 SPEED COMMERCE, INC.

/s/ Ryan Urness

Ryan Urness

General Counsel and Secretary